Exhibit 99.1

uniQure Announces Results for Fourth Quarter and Financial Year 2014

Amsterdam, the Netherlands, April 6, 2015 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced unaudited results for the fourth quarter and year ending December 31, 2014, and provided an update on multiple gene therapy programs.

2014 and Other Recent Updates

Strategic Collaboration with Bristol-Myers Squibb

•                  Bristol-Myers Squibb Company and uniQure announced today an agreement that provides BMS with exclusive access to uniQure’s gene therapy technology platform for multiple targets in the cardiovascular space.  The collaboration includes uniQure’s proprietary congestive heart failure program targeting S100A1, a calcium sensor and master regulator of heart function, and the companies will collaborate on up to nine other gene therapy targets addressing a broad range of cardiovascular disease and other target-specific disease areas.

Pipeline Updates

•                  Hemophilia B:  As of the end of the first quarter 2015, the Company has initiated the first clinical trial site in Germany for its clinical trial in Hemophilia B patients and anticipates providing top-line data and initial results on this trial in the second half of 2015.

•                  Sanfilippo B: The Company expects clinical data from its collaborator-sponsored Sanfilippo B program with Institut Pasteur will be available in the second half of 2015 and plans to present those results at a relevant scientific meeting.

•                  Glybera®: In early 2016, the Company expects to commence an additional clinical evaluation of Glybera® (alipogen tiparvovec) to be included in a future BLA submission with the FDA.  The clinical trial will include next-generation manufacturing process enhancements, which are currently being implemented.

In June 2014, uniQure presented six-year follow-up data with commercialization partner Chiesi from Glybera-treated patients.  The analysis demonstrated that after a single administration of Glybera, patients have experienced reductions in both the frequency and severity of pancreatitis, long-term clinical benefits that reduce the burden on healthcare resources.

•                  Acute Intermittent Porphyria (AIP): In October 2014, the Company announced together with the AIPGENE Consortium top-line, one year follow-up analysis of a completed Phase I dose-escalation clinical trial testing an AAV5-PBGD gene therapy candidate (AMT-021) in AIP patients.  The preliminary analysis of the data confirmed the safety and successful transduction of patient’s liver cells with the porphobilinogen deaminase gene (PBGD) using uniQure’s proprietary AAV5 viral vector, as previously indicated in the interim analysis presented in May.

•                  Parkinson’s Disease:  As of mid-year 2014, uniQure’s partnership with UCSF and NIH for Parkinson’s disease completed dosing of all six patients in the first cohort of the ongoing clinical trial.

Other Business Development and Commercial Updates

•                  Glybera Commercialization:  uniQure’s commercialization partner Chiesi has submitted price and reimbursement dossiers in key European countries in order to make Glybera accessible to patients. Glybera is officially available to doctors in Germany. The price has also been accepted by the Department of Health and published in the United Kingdom.  In other key European countries the process is on-going according to national procedures. While Chiesi believes the first patient in Germany may receive treatment by mid-2015, the ultimate timing is subject to several factors including the treating physician’s decision and relevant patient consent. Chiesi has sole control over commercialization in Europe, and given our limited visibility into these activities, uniQure will no longer provide guidance in this regard.

•                  Acquisition of InoCard:  In August 2014, uniQure announced the acquisition of InoCard GmbH, an innovative, early-stage biotechnology company focused on the development of gene therapy approaches for cardiac diseases. InoCard has developed a novel gene therapy for the one-time treatment of congestive heart failure, a rapidly progressing disease affecting 26 million people worldwide. InoCard founders Prof. Patrick Most and Prof. Hugo Katus joined uniQure as Managing Director of uniQure Germany and Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, respectively.

•                  Collaboration with Treeway:  In January 2015, uniQure entered into a license and collaboration agreement with Treeway B.V., a private company founded by entrepreneurs Bernard Muller and Robbert Jan Stuit, both diagnosed with amyotrophic lateral sclerosis, or ALS, to develop a gene therapy treatment for ALS.

•                  Technology Platform Collaborations:  In January 2014, uniQure entered into a collaboration and license agreement with 4D Molecular Therapeutics (“4D”) for the discovery and optimization of next-generation AAV vectors. uniQure gained exclusive access to 4D’s AAV vector discovery and optimization technology for gene delivery to the central nervous system and liver. The Company expects to make a preliminary selection of new synthetic vectors in the first half of 2015.

In January 2015, uniQure entered into a collaborative license agreement with Synpromics Limited to strengthen its technology platform with respect to therapeutic indications that require high-level therapeutic gene expression or comprise large therapeutic genes. uniQure will exclusively own the results of this collaborative effort.

Other Corporate Highlights

•                  Financial:  In February 2014, uniQure completed IPO on NASDAQ, placing 5,400,000 shares at $17 per share, raising a total of gross $91.8 million (€67.3 million).

In July 2014, uniQure announced the closing of an additional $10 million venture debt loan with Hercules Technology Growth Capital, Inc.

•                  Human Resources:  In January 2015, uniQure announced the appointment of Matt Kapusta to Chief Financial Officer.

In April 2014, uniQure announced the appointment of Eric Goossens as its Chief Operating Officer and Deya Corzo, M.D. as its Vice President, Medical Affairs for the U.S.

In June 2014, uniQure announced Will Lewis will join the Company’s supervisory board.

•                  Infrastructure:  As of early 2015, the Company completed the build out of the Lexington, Massachusetts 53,000 sq. ft. (4,923 m2) manufacturing facility which now houses over 40 employees.

Jörn Aldag, uniQure Chief Executive Officer, commented: “2014 was a highly productive year for uniQure. We secured a public listing on the NASDAQ stock market providing new resources, moved multiple promising programs forward, completed the build-out of our Lexington facility, which we believe is the largest, most versatile gene therapy manufacturing facility in the world, and generated promising data in our quest to bring gene therapies to patients around the world.  We also gained access to new technologies for future programs and acquired InoCard to broaden the scope of gene therapy beyond monogenic orphan diseases.”

“With the announcement of a landmark collaboration with Bristol-Myers Squibb in the field of cardiovascular disease and several important clinical data read-outs later in the year, we believe 2015 will be a transformation year for uniQure that will further solidify our leadership in the gene therapy space,” Mr. Aldag continued.

Financial Highlights

As of December, 2014, the Company held cash and cash equivalents of €53.2 million.  Licensing and collaboration revenues for the 12 months ended December 31, 2014 were €4.7 million, compared with €2.9 million in revenues in 2013.  The majority of 2014 revenues are related to development activities that were reimbursable by Chiesi under the Company’s co-development agreement for Hemophilia B.

Research and development expenses were €33.9 million for the 12 months ended December 31, 2014, compared to €13.2 million for the comparable period in 2013. The increase reflects the higher level of research and development spend to support further development of the Company’s product candidates.

Selling, general and administrative expenses were €11.2 million for the 12 months ended December 31, 2014, compared to €11.6 million in 2013. The net loss for the full year 2014 was €37.0 million or €2.16 per share, compared to €26.8 million or €2.48 per share for the full year 2013.

For the three months ended December 31, 2014 the Company recorded licensing and collaboration revenue of €1.5 million compared with €0.9 million for the same period in 2013.

Research and development expenses were €9.9 million for the three months ended December 31, 2014, compared to €3.6 million for the comparable period in 2013. This change is in line with the increase in research and development for the twelve month period. Selling, general and administrative expenses were €3.4 million for the three months ended December 31, 2014, compared to €4.1 million in 2013. This decrease related to the expenses incurred in 2013 in preparation of the initial public offering. The net loss for the three month period ended December 31, 2014 was €11.2 million, compared to €6.8 million for the comparable period in 2013.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have obtained regulatory approval of our lead product, Glybera, in the European Union for a subset of patients with LPLD. www.uniQure.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the commercial launch of Glybera in the EU, the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates, the risk of delay or failure to successfully commercialize or obtain further regulatory approval of our products, and the risk that our collaborations or our other collaboration partners will not continue or will not be successful. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s Form 20-F filed with the Securities and Exchange Commission dated April 25, 2014. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure:

Aicha Diba

Investor Relations

Direct : +31 20 240 6100

Main: +31 20 566 7394

a.diba@uniQure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +1 781 235 3060

gschweitzer@macbiocom.com

UNIQURE N.V.

Unaudited Condensed Consolidated Balance Sheet

(€ in thousands)

	DECEMBER 31,	DECEMBER 31,
	2013	2014
Assets
Non-current assets
Goodwill	—	1,342
Intangible assets other than Goodwill	7,775	16,368
Property, plant and equipment	2,614	19,667
Other non-current assets	923	1,022
Total non-current assets	11,312	38,399
Current assets
Receivables from related parties	1,425	2,426
Trade and other receivables	1,557	1,542
Inventories	865	200
Cash and cash equivalents	23,810	53,219
Total current assets	27,657	57,387
Total assets	38,969	95,786
Equity
Share capital	610	905
Share premium	142,459	206,111
Other reserves	6,536	17,149
Accumulated deficit	(144,041)	(181,081)
Total equity	5,564	43,084
Liabilities
Non-current liabilities
Borrowings	6,292	16,418
Financial lease liabilities	302	134
Deferred rent	680	5,658
Deferred revenue	15,679	15,387
Deferred tax liabilities	—	1,379
Contingent considerations	—	1,454
Total non-current liabilities	22,953	40,430
Current liabilities
Trade and other payables	7,601	9,617
Debt to related party - derivative	722	645
Borrowings	633	—
Borrowings - derivative	217	207
Deferred rent	—	475
Deferred revenue	1,279	1,328
Total current liabilities	10,452	12,272
Total liabilities	33,405	52,702
Total equity and liabilities	38,969	95,786

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(€ in thousands, except share and per share data)

	YEARS ENDED DECEMBER 31,
	2012	2013	2014

License revenues	—	440	883
Collaboration revenues	—	2,503	3,802
Total revenues	—	2,943	4,685
Cost of goods sold	—	(800)	—
Other income	649	585	773
Research and development expenses	(10,231)	(13,182)	(33,932)
Selling, general and administrative expenses	(4,564)	(11,628)	(11,167)
Other gains / (losses) - net	(45)	(453)	5,807
Total operating costs	(14,840)	(25,263)	(39,292)
Operating result	(14,191)	(22,535)	(33,834)
Finance income	22	102	254
Finance expense	(547)	(4,387)	(3,460)
Finance income/(expense)—net	(525)	(4,285)	(3,206)
Result before corporate income tax	(14,716)	(26,820)	(37,040)
Corporate income taxes	—	—	—
Net loss	(14,716)	(26,820)	(37,040)
Items that may be subsequently reclassified to profit or loss	—	12	1,149
Other comprehensive income	—	12	1,149
Total comprehensive loss	(14,716)	(26,808)	(35,891)
Loss per share attributable to the equity holders of the Company during the year:
Basic and diluted loss per share	(1.70)	(2.48)	(2.16)

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity/Deficit

(€ in thousands)

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
	Total
	Share	Share	Other	Accumulated	Total
	Capital	Premium	Reserves	Deficit	Equity/Deficit

Balance at January 1, 2012	237	99,947	2,728	(105,505)	(2,593)
Result for the period				(14,716)	(14,716)
Capital contributions	246	14,848			15,094
Share-based payments relating to AMT share option scheme.			259		259
Adjustment to reserves on expiration of the AMT option scheme.			(2,987)	2,987	—
Share-based payment expenses relating to the uniQure share option scheme			1,508		1,508
Balance at December 31, 2012	483	114,795	1,508	(117,234)	(448)
Result for the period				(26,820)	(26,820)
Other comprehensive income				12	12
Total comprehensive loss				(26,808)	(26,808)
Capital contributions	127	27,664			27,791
Result on conversion of loan			3,005		3,005
Share based payment/expense			2,023		2,023
Balance at December 31, 2013	610	142,459	6,536	(144,041)	5,564
Result for the period				(37,040)	(37,040)
Other comprehensive income			1,149		1,149
Total comprehensive loss			1,149	(37,040)	(35,891)
Proceeds from shares issued	295	64,320			64,615
Share issuance costs		(668)			(668)
Share based payment/expense			9,464		9,464
Balance at December 31, 2014	905	206,111	17,149	(181,081)	43,084

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

(€ in thousands)

	YEARS ENDED DECEMBER 31,
	2012	2013	2014

Cash flow from operating activities
Net loss	(14,716)	(26,820)	(37,040)
Adjustments for:
Depreciation	548	535	1,539
Lease incentive	—	134	5,452
Derivative result	(22)	2,113	(87)
Derivative result arising on early conversion of loan	464	1,333	—
Exchange result	45	49	(4,692)
Other non-cash items	—	—	153
Share-based expenses	1,767	2,023	9,464
Changes in other non-current assets	—	(923)	—
Changes in trade and other receivables	243	(1,439)	(952)
Movement in inventories	—	(865)	664
Changes in trade and other payables	180	359	(989)
Changes in deferred revenue and provisions	—	16,958	(242)
Movement in other liabilities	161	2,052	1,068
Interest (income) / expense	61	1,244	1,461
Cash used in operations	(11,269)	(3,247)	(24,201)
Interest paid	(8)	(889)	(1,224)
Net cash used in operating activities	(11,277)	(4,136)	(25,425)
Cash flow from investing activities
Purchases of property, plant and equipment	(392)	(1,336)	(15,769)
Purchases of intangible assets	(553)	(4,652)	(3,367)
Interest received	113	17	148
Acquisition of businesses	—	—	(1,463)
Net cash used in investing activities	(832)	(5,971)	(20,451)
Cash flow from financing activities
Capital contribution from shareholders	9,774	14,294	—
Proceeds from shares issued	—	—	63,097
Share issuance cost	—	—	(668)
Convertible loans drawn down	1,498	11,999	—
Proceeds from borrowings	—	7,492	7,184
Redemption of financial lease	—	(143)	(156)
Net cash generated from financing activities	11,272	33,642	69,457
Net (decrease)/increase in cash, cash equivalents and other bank overdrafts	(837)	23,535	23,581
Currency effect cash and cash equivalents	—	12	5,828
Cash, cash equivalents and bank overdrafts at beginning of the period	1,100	263	23,810
Cash, cash equivalents and bank overdrafts at end of the period	263	23,810	53,219